UNITED STATES OF AMERICA

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13-A - 16 OR 15D - 16

OF THE SECURITIES AND EXCHANGE ACT OF 1934

December 18, 2004

AES GENER S.A.

(Exact name of registrant as specified in its charter)

AES GENER INC.

(Translation of registrant's name into English)

Mariano Sanchez Fontecilla 310, 3th Floor, Santiago Chile (562) 6868900

(Address and phone number of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

On November 24, 2003, the Registrant announced separate tender offers and consent solicitation for any and all of (i) $73.9 million aggregate principal amount of its 6% U.S. Senior Convertible Notes due 2005 (CUSIP No. 368731AA3 and ISIN No. US368731AA39), (ii) $402.7 million aggregate principal amount of its 6% Chilean Convertible Bonds due 2005 and (iii) $200 million aggregate principal amount of its 61/2% Notes due 2006 (CUSIP No. 168894AA1 and ISIN No. US168894AA10). Attached is the press release with the extension announcement.

TABLE OF CONTENTS

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- Press Release 5 - 6

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AES GENER S.A.

Date: December 18, 2003 By : /S/ FRANCISCO CASTRO .

Franciso Castro

Chief Financial Officer

Santiago, December 18, 2004

Office of Filings and information Services

Securities and Exchange Commission

450 Fifth Street, N.W.

Mail Stop 1-4

Washington, D.C. 20549

U.S.A.

Re.: AES Gener S.A.

Form 6-K File N. 1-13210

Dear Sirs:

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934, we hereby enclose one originally executed copy of Form 6-K with information of the extension of the expiration date of the previously announced cash tender offers for any and all of its 6% U.S. Senior Convertible Notes due 2005, 6% Chilean Convertible Bonds due 2005 and Senior 6 1/2 Notes due 2006.

Yours sincerely,

AES Gener S.A.

Francisco Castro

Chief Financial Officer

AES GENER S.A. EXTENDS EXPIRATION DATES OF ITS TENDER OFFERS

Santiago, Chile, December 18, 2003 AES Gener S.A. (the "Company") announced today that it has extended the expiration dates for its previously announced separate cash tender offers (the "Tender Offers") for any and all of its (i) 6% U.S. Senior Convertible Notes due 2005 (the "U.S. Convertible Notes"), (ii) 6% Chilean Convertible Bonds due 2005 (the "Chilean Bonds") and (iii) 6 1/2 % Notes due 2006 (the "Yankee Notes").

The Company's offers for the U.S. Convertible Notes and the Yankee Notes have been extended to and will each now expire at 5:00 p.m., New York City time (7:00 p.m., Santiago time), on January 30, 2004, unless further extended or earlier terminated pursuant to the terms of each respective offer. The Company's offers for the U.S. Convertible Notes and the Yankee Notes were each previously scheduled to expire at 12:00 midnight, New York City time, on December 22, 2003. The Company's offer for the Chilean Bonds has been extended to and will now expire at 10:00 a.m., Santiago time (8:00 a.m., New York City time), on January 28, 2004, unless further extended or earlier terminated pursuant to the terms of such offer. The Company's offer for the Chilean Bonds was previously scheduled to expire at 2:00 p.m., Santiago time, on December 18, 2003.

The terms of the offers for the U.S. Convertible Notes and the Yankee Notes are described in separate Offers to Purchase and Consent Solicitation Statements, each dated and mailed to noteholders on November 24, 2003. The terms of the offer for the Chilean Bonds are described in an advertisement that was published in Chile in El Mercurio on November 25, 2003 and in an advertisement that will also be published in Chile in El Mercurio on December 18, 2003, and the offer for the Chilean Bonds will only be made pursuant to such advertisements.

The Company has retained Deutsche Bank Securities, Inc. and its affiliates to act as the exclusive Dealer Manager in connection with the Tender Offers and as Solicitation Agent in connection with the consent solicitation. Questions concerning the terms of the offers for the U.S. Convertible Notes and the Yankee Notes (collectively, the "U.S. Tender Offers") and the consent solicitation for the U.S. Convertible Notes and the Yankee Notes (collectively, the "U.S. Consent Solicitation") may be directed to Deutsche Bank Securities, attention: Jenny Lie, at (866) 627-0391 (US toll-free) or (212) 250-7445 (collect). Deutsche Securities Corredores de Bolsa Limitada is acting as Administrator in connection with the tender offer of the Chilean Bonds. Questions concerning the terms and procedures of the tender offer of the Chilean Bonds may be directed to the Administrator at (562) 337-7700.

The Company has engaged D.F. King & Co., Inc. to act as the Information Agent in connection with the U.S. Tender Offers and the U.S. Consent Solicitation. Documents relating to the U.S. Tender Offers and the U.S. Consent Solicitation may be obtained by contacting the Information Agent at (888) 644-5854 (US toll free) or (212) 269-5550 (collect).

Deutsche Bank Trust Company Americas is the Tender Agent in connection with the U.S. Tender Offers and the U.S. Consent Solicitation.

CONTACT (Investors Relations):

Daniel Aninat, AES Gener S.A.: (562) 686-8938

Vanessa Thiers, AES Gener S.A.: (562) 686-8948